Exhibit 5.1

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2000 tel 650 752 2111 fax

May 23, 2011

Texas Instruments Incorporated

12500 TI Boulevard

Dallas, Texas 75266-0199

Dear Ladies and Gentlemen:

We have acted as special counsel for Texas Instruments Incorporated, a Delaware corporation (the “Company”), in connection with the Company’s offering of $1,000,000,000 aggregate principal amount of Floating Rate Notes due 2013 (the “2013 Floating Rate Notes”), $500,000,000 aggregate principal amount of 0.875% Notes due 2013 (the “2013 Notes”), $1,000,000,000 aggregate principal amount of 1.375% Notes due 2014 (the “2014 Notes”) and $1,000,000,000 aggregate principal amount of 2.375% Notes due 2016 (the “2016 Notes” and together with the 2013 Floating Rate Notes, the 2013 Notes and the 2014 Notes, the “Notes”) in an underwritten public offering pursuant to an underwriting agreement dated May 16, 2011 (the “Underwriting Agreement”) among the Company and Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC (the “Representatives”), as representatives of the several underwriters listed in Schedule II thereto (the “Underwriters”). The Notes are to be issued pursuant to an Indenture dated as of May 23, 2011 (the “Indenture”) by and between the Company and U.S. Bank National Association, as Trustee, and an Officer’s Certificate to be issued pursuant thereto on or about May 23, 2011.

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

We are members of the Bars of the States of New York and California and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

Texas Instruments Incorporated	May 23, 2011	pg. 2

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP